Eldorado Gold Corporation
Common Shares
284902103
January 31, 2003


CUSIP 284902103
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 18,691,100

6. 298,247

7. 18,691,100

8. 298,247

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Eldorado Gold Corporation
(b) 1055 West Hastings Street, Suite 920
    Vancouver, BC
    V6E 2E9
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 284902103

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 18,691,100
    (ii) 298,247
    (iii) 18,691,100
    (iv)  298,247

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
February 10, 2003
Neal Nenadovic
Chief Financial Officer